EXHIBIT 99.1

POET Technologies to Participate at the H.C. Wainwright Global Investment Conference

Hires Creative Content Expert to Supplement Investor and Public Relations Efforts

TORONTO, Aug. 31, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that senior management will be participating at the H.C. Wainwright 23rd Annual Global Investor Conference to be held virtually on September 13-15, 2021. Management’s presentation will be available to H.C. Wainwright’s clients and registered conference participants beginning on the morning of September 13, 2021. Any presentation materials utilized at the conference will be posted on the Company’s website.

Additionally, POET recently formalized an engagement with Adrian Brijbassi to provide content support to the Company’s current Investor and Public Relations efforts. Brijbassi is a media expert, creative writer and technology entrepreneur with over 25 years of experience in communications strategy, content development, marketing and distribution. With a specialty in technology, Brijbassi is fully versed in social media marketing and promotion. He is currently working as a consultant with Blockchain industry leaders on communications strategy and has co-founded and manages two popular digital media brands (Trippzy mobile app and Vacay.ca). Formerly the Social Media & Advocacy Manager of Destination Canada, Brijbassi’s career has also included notable successes as editor, journalist, screenwriter and author. Most recently, Brijbassi assisted POET by contributing content to its blog and by writing the script for the Company’s video, “Singular in its Genius – the POET Optical Interposer.” Brijbassi’s focus during his consultancy with POET will be content creation and social media channel development. He will coordinate his efforts with the Company’s long-standing Investor and Public Relations firm, Shelton Group.

Adrian Brijbassi is based in Tsawwassen, British Columbia, Canada. He currently owns 1,281,000 shares of the common stock of POET Technologies. Brijbassi will be paid a retainer of CA$4,000 per month over an initial term of six months, beginning September 1, 2021, and on a month-to-month basis thereafter. In addition, Brijbassi may be paid for additional content creation or special projects on a separate cash fee basis as agreed from time to time with the Company.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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